UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2022

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File No.	0-15950	(First Busey Corporation)
	33-30095	(First Busey Corporation Profit Sharing Plan and Trust)
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST BUSEY CORPORATION
100 W. University Avenue
Champaign, Illinois 61820

FIRST BUSEY CORPORATION
PROFIT SHARING PLAN AND TRUST
FINANCIAL STATEMENTS
December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Plan and Compensation Committee and Plan Participants of
the First Busey Corporation Profit Sharing Plan and Trust
Champaign, Illinois

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the First Busey Corporation Profit Sharing Plan and Trust (the "Plan") as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Bannockburn, Illinois
June 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits and Compensation Committee and Plan Participants
First Busey Corporation Profit Sharing Plan and Trust
Champaign, Illinois

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP
We served as the Plan’s auditor from 2012 - 2022

June 29, 2022
Milwaukee, Wisconsin

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	As of December 31,
	2022	2021
ASSETS
Participant directed investments, at fair value	$210,117,665	$251,733,890
Cash	425,160	106,682
Receivables:
Employers’ contributions	2,950,039	2,830,886
Notes receivable from participants	1,638,533	1,546,972
Total receivables	4,588,572	4,377,858

NET ASSETS AVAILABLE FOR BENEFITS	$215,131,397	$256,218,430
See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2022

Year Ended
December 31, 2022
ADDITIONS TO NET ASSETS
Investment income:
Net appreciation (depreciation) in fair value of investments	$(45,698,940)
Interest and dividends on investments	6,797,822
Total investment income (loss)	(38,901,118)

Interest income from notes receivable from participants	54,097

Contributions:
Employers	7,069,514
Participants	8,692,409
Participant rollovers	1,468,755
Total contributions	17,230,678

Total additions (deductions)	(21,616,343)

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	19,093,340
Administrative expenses	377,350
Total deductions	19,470,690

NET INCREASE (DECREASE)	(41,087,033)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	256,218,430
End of year	$215,131,397
See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1. PLAN DESCRIPTION
The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers"). Effective January 1, 2022, the Plan was restated to incorporate legislative, regulatory, and administrative updates. Employees are eligible at age 21 to make salary deferrals and receive matching contributions. Employees are eligible for the discretionary employer profit sharing contribution at age 21 and after completion of one year of service and working 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions
Each year, participants may contribute a percentage and or a flat dollar amount of their pretax and after tax annual compensation, as defined in the Plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.
The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total eligible compensation that a participant contributes to the Plan. The Employers may also make a discretionary profit sharing contribution as determined by the Board of Directors each year. For the year ended December 31, 2022, the Employer made a profit sharing contribution of approximately 3% of eligible compensation. Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation Stock Fund.
Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any discretionary profit sharing contributions will be allocated to the Plan in the following year.
Vesting
Participants are immediately vested in their voluntary contributions, the Employers' safe harbor matching contributions, rollover contributions and the respective plan earnings on those contributions.
Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of service. A participant is 100% vested after five years of credited service. A participant is 100% vested upon reaching normal retirement age, death, or disability regardless of years of service.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source. Notes receivable are secured by the balance in the participant's account and bear interest at the prime rate. Notes receivable must be repaid in a maximum of five years unless the proceeds are used to acquire a primary residence, which then must be repaid in a term established at the time of the loan. Interest rates are fixed over the term of the loan. Principal and interest are paid ratably generally through after-tax payroll deductions.
Payment of Benefits
During employment, distribution is allowed upon age 59 ½ or due to financial hardship. Upon termination of service, a participant is entitled to receive an amount representing the vested interest in their account. Participants whose vested account balance, excluding rollover, is under $5,000 are paid through a single lump sum amount or a rollover into an IRA. Participants whose vested account balance, excluding rollover, is over $5,000 may elect to receive their payment either as a lump-sum amount, partial withdrawal or if eligible for a required minimum distribution installments.
Forfeitures
The unvested portion of terminated participants’ accounts plus earnings thereon are forfeited. Forfeitures are used to reduce non-elective employer contributions or to pay Plan expenses. During the year ended December 31, 2022, forfeitures of $63,913 were used to pay Plan expenses. Forfeitures for unvested account balances as of December 31, 2022 and 2021, were $5,341 and $22,565, respectively.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual basis of accounting.
Use of Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Note 3. Fair Value Measurements” for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Expenses of maintaining the Plan were deducted from the Plan assets. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

Concentration
As of December 31, 2022 and 2021, approximately 5% and 4% of the Plan's investment assets were invested in First Busey Corporation, the Employers, common stock, respectively.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
Subsequent Events
The Plan has evaluated subsequent events through June 29, 2023, the date that the financial statements were issued.
NOTE 3. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.
•Level 2—Inputs to the valuation methodology include:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets:
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

There have been no changes in the valuation methodologies other than moving managed funds to Level 1 based on additional information considered at December 31, 2022. Following is a description of the valuation methodologies used for assets measured at fair value:
•Mutual funds—Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
•Stock fund—Valued at a “unitized” value which moves in nearly direct relationship to First Busey Corporation stock.
•Managed funds—Investments in the managed accounts are valued using a readily determinable fair value, which approximates NAV which are based on observable market prices for the underlying assets, held by the plan at year-end. The managed funds are not direct filing entities and the Plan owns the underlying assets of the funds.
•Common stock—Valued at the closing price reported on the active market on which the individual securities are traded.
•Money Market Deposit Account—Valued at NAV of the units held by the Plan at year end. NAV is equal to $1.00, and individual participant accounts are Federal Deposit Insurance Corporation (“FDIC”)-insured up to $250,000.
The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$138,426,597	$—	$—	$138,426,597
Managed funds—mutual funds	52,113,324	—	—	52,113,324
Common stock and stock fund	10,553,900	—	—	10,553,900
Money Market deposit account	9,023,844	—	—	9,023,844
Total assets at fair value	$210,117,665	$—	$—	$210,117,665

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$171,021,105	$—	$—	$171,021,105
Managed funds—mutual funds	62,220,095	—	—	62,220,095
Common stock and stock fund	11,232,144	—	—	11,232,144
Money Market deposit account	7,260,546	—	—	7,260,546
Total assets at fair value	$251,733,890	$—	$—	$251,733,890
NOTE 4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are paid to parties-in-interest. Other fees to parties-in-interest were paid from revenue sharing and plan assets.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

The Plan held the following assets with parties-in-interest:

		As of December 31,
Party-in-Interest	Description of Investment	2022	2021
Charles Schwab Bank	Cash	$425,160	$106,682
Charles Schwab Bank	Money Market deposit account	9,023,844	7,260,546
First Busey Corporation	Common stock	712,529	857,236
First Busey Corporation	Stock fund	9,841,371	10,374,908
First Busey Corporation	Managed funds	52,113,324	62,220,095
Participants	Notes receivable	1,638,533	1,546,972
Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.
NOTE 5. INCOME TAX STATUS
The Employer has adopted a pre-approved plan designed by Ascensus LLC. The Internal Revenue Service (“IRS”) has determined and informed Ascensus LLC by a letter dated June 30, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.
NOTE 7. RECENT LEGISLATION
The SECURE Act 2.0 was signed into law on December 23, 2022. The SECURE Act 2.0 allows more part-time workers to participate, increases the age for required minimum distributions and reduces the penalty for missed minimum distributions, permits plan participants to elect to receive vested employer contributions on an after-tax basis, and allows penalty free withdrawal for terminal illness, effective January 1, 2023. Additionally, it will allow for higher catch-up contributions, allow for matching contributions on student loan payments, permit plan sponsors to add an emergency savings account to their retirement plans, increase the availability of penalty-free withdrawals, and add automatic enrollment error relief provisions, effective January 1, 2024.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common stock and stock fund:
*	First Busey Corporation	Stock fund	†	$9,841,371
*	First Busey Corporation	Common stock	†	712,529
				$10,553,900
		Mutual funds:
	American Century	Mid Cap Value Fund	†	$441,696
	American Funds	The Growth Fund of America	†	14,872,413
	American Funds	The Income Fund of America	†	6,705,812
	American Funds	Euro Pacific Growth Fund	†	969,862
	AQR	Emerging Multi-Style II	†	2,281,418
	Congress	Mid Cap Growth Fund	†	5,408,376
	DFA	US Targeted Value Portfolio	†	3,910,392
	Dodge and Cox	Dodge and Cox Stock Fund	†	7,300,818
	DoubleLine	Core Fixed Income Fund	†	8,982,323
	Federated Hermes	Ultrashort Bond Fund	†	1,572,139
	GMO	Trust International Developed Equity Allocation	†	7,574,269
	T. Rowe Price	Retirement Fund 2010	†	140,558
	T. Rowe Price	Retirement Fund 2015	†	1,519
	T. Rowe Price	Retirement Fund 2020	†	7,197,093
	T. Rowe Price	Retirement Fund 2025	†	1,707,511
	T. Rowe Price	Retirement Fund 2030	†	19,913,997
	T. Rowe Price	Retirement Fund 2035	†	1,720,641
	T. Rowe Price	Retirement Fund 2040	†	10,416,051
	T. Rowe Price	Retirement Fund 2045	†	1,262,098
	T. Rowe Price	Retirement Fund 2050	†	7,311,910
	T. Rowe Price	Retirement Fund 2055	†	617,233
	T. Rowe Price	Retirement Fund 2060	†	2,700,876
	T. Rowe Price	Retirement Fund 2065	†	67,924
	Vanguard	500 Index Fund	†	22,283,965
	Vanguard	Mid Cap Index Admiral	†	1,341,300
	Vanguard	Small Cap Index Admiral	†	1,724,403
				$138,426,597
		Managed funds (see attachment):
*	First Busey Corporation	Aggressive	†	$8,040,955
*	First Busey Corporation	Balanced	†	22,173,613
*	First Busey Corporation	Conservative	†	3,281,060
*	First Busey Corporation	Growth	†	9,974,398
*	First Busey Corporation	Moderate	†	8,643,298
				$52,113,324
		Interest-bearing cash:
*	Charles Schwab Bank	Money Market Deposit Account	†	$9,023,844

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 7.5% and maturities ranging from January 2023 to September 2034		$1,638,533
				$211,756,198
___________________________________________
*    Represents a party-in-interest
†    Investments are participant-directed; therefore, cost information is not disclosed

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Aggressive Managed Fund:
American Century Mid Cap Value Fund	$240,582
American Funds The Growth Fund of America	1,126,532
American Funds Euro Pacific Growth Fund	800,089
AQR Emerging Multi-Style II	320,153
BlackRock Systematic Multi-Strategy Fund Institutional Shares	108,934
BlackRock Event Driven Equity Fund	104,639
Brookfield Global Listed Real Estate Fun	241,079
Calamos Market Neutral Income	96,422
Congress Mid Cap Growth Fund	240,811
DFA Emerging Markets Small Cap	322,009
DFA US Targeted Value Portfolio	241,016
Dodge & Cox International Stock Fund	880,537
Dodge and Cox Stock Fund	1,129,471
Federated Hermes Institutional High Yield Bond Fund	81,123
Stone Ridge High Yield Reinsurance Risk Premium Fund	96,676
Vanguard Emerging Markets Bond Fund Admiral Shares	161,030
Vanguard Small Cap Index Admiral	241,540
Vanguard 500 Index Fund	1,126,399
Virtus KAR International Small-Mid Cap Fund	160,680
William Blair Emerging Markets Small Cap Growth Fund	320,886
Cash	347
$8,040,955

Balanced Managed Fund:
American Century Mid Cap Value Fund	$441,389
American Funds The Growth Fund of America	1,563,921
American Funds Euro Pacific Growth Fund	1,219,362
AQR Emerging Multi-Style II	441,711
BlackRock Systematic Multi-Strategy Fund Institutional Shares	288,203
BlackRock Event Driven Equity Fund	289,287
Brookfield Global Listed Real Estate Fun	222,043
Calamos Market Neutral Income	266,593
Congress Mid Cap Growth Fund	223,123
DFA Emerging Markets Small Cap	444,116
DFA US Targeted Value Portfolio	441,352
Dodge & Cox International Stock Fund	1,324,576
Dodge and Cox Stock Fund	1,559,370
DoubleLine Core Fixed Income Fund	8,851,366
Federated Hermes Institutional High Yield Bond Fund	220,740
Federated Hermes Ultra Short Bond Fund	666,948
Stone Ridge High Yield Reinsurance Risk Premium Fund	265,884
Vanguard Emerging Markets Bond Fund Admiral Shares	552,832
Vanguard Small Cap Index Admiral	444,941
Vanguard 500 Index Fund	1,779,779
Virtus KAR International Small-Mid Cap Fund	224,532
William Blair Emerging Markets Small Cap Growth Fund	440,867
Cash	678
$22,173,613

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Conservative Managed Fund:
Schwab Bank Savings	$164,431
American Century Mid Cap Value Fund	32,641
American Funds The Growth Fund of America	99,212
American Funds Euro Pacific Growth Fund	82,036
AQR Emerging Multi-Style II	32,665
BlackRock Systematic Multi-Strategy Fund Institutional Shares	32,913
BlackRock Event Driven Equity Fund	32,913
Brookfield Global Listed Real Estate Fun	16,400
Calamos Market Neutral Income	32,858
Congress Mid Cap Growth Fund	33,000
DFA Emerging Markets Small Cap	32,975
DFA U.S. Targeted Value Portfolio	32,714
Dodge & Cox International Stock Fund	81,688
Dodge and Cox Stock Fund	98,924
DoubleLine Core Fixed Income Fund	2,064,382
Federated Hermes Institutional High Yield Bond Fund	16,339
Federated Hermes Ultra Short Bond Fund	164,566
Stone Ridge High Yield Reinsurance Risk Premium Fund	32,770
Vanguard Emerging Markets Bond Fund Admiral Shares	32,815
Vanguard Small Cap Index Admiral	32,903
Vanguard 500 Index Fund	98,793
William Blair Emerging Markets Small Cap Growth Fund	32,641
Cash	481
$3,281,060

Growth Managed Fund:
American Century Mid Cap Value Fund	$198,415
American Funds The Growth Fund of America	1,004,313
American Funds Euro Pacific Growth Fund	797,283
AQR Emerging Multi-Style II	297,840
BlackRock Systematic Multi-Strategy Fund Institutional Shares	178,968
BlackRock Event Driven Equity Fund	180,058
Brookfield Global Listed Real Estate Fun	199,629
Calamos Market Neutral Income	169,773
Congress Mid Cap Growth Fund	200,598
DFA Emerging Markets Small Cap	299,446
DFA US Targeted Value Portfolio	248,577
Dodge & Cox International Stock Fund	793,904
Dodge and Cox Stock Fund	1,001,391
DoubleLine Core Fixed Income Fund	1,989,448
Federated Hermes Institutional High Yield Bond Fund	138,920
Stone Ridge High Yield Reinsurance Risk Premium Fund	179,281
Vanguard Emerging Markets Bond Fund Admiral Shares	347,896
Vanguard Small Cap Index Admiral	250,013
Vanguard 500 Index Fund	1,100,072
Virtus KAR International Small-Mid Cap Fund	100,595
William Blair Emerging Markets Small Cap Growth Fund	297,813
Cash	165
$9,974,398

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Moderate Managed Fund:
American Century Mid Cap Value Fund	$86,637
American Funds The Growth Fund of America	525,535
American Funds Euro Pacific Growth Fund	347,352
AQR Emerging Multi-Style II	138,130
BlackRock Systematic Multi-Strategy Fund Institutional Shares	86,166
BlackRock Event Driven Equity Fund	86,772
Brookfield Global Listed Real Estate Fun	104,763
Calamos Market Neutral Income	86,705
Congress Mid Cap Growth Fund	87,457
DFA Emerging Markets Small Cap	138,269
DFA US Targeted Value Portfolio	131,068
Dodge & Cox International Stock Fund	432,676
Dodge and Cox Stock Fund	523,948
DoubleLine Core Fixed Income Fund	4,299,197
Federated Hermes Institutional High Yield Bond Fund	86,330
Federated Hermes Ultra Short Bond Fund	344,698
Stone Ridge High Yield Reinsurance Risk Premium Fund	85,804
Vanguard Emerging Markets Bond Fund Admiral Shares	171,767
Vanguard Small Cap Index Admiral	131,470
Vanguard 500 Index Fund	523,747
Virtus KAR International Small-Mid Cap Fund	87,134
William Blair Emerging Markets Small Cap Growth Fund	136,849
Cash	824
$8,643,298

TOTAL MANAGED FUNDS	$52,113,324

SIGNATURE
The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

Date: June 29, 2023	By:	/s/ HOPE MCALLISTER
	Name:	Hope McAllister
	Title:	Executive Vice President, Human Resources

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of FGMK, LLC
23.2	Consent of CliftonLarsonAllen LLP